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                           September 30, 2020

       Jesse Correll
       Chief Executive Officer
       UTG, Inc.
       205 North Depot Street
       Stanford, KY 40484

                                                        Re: UTG, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 20,
2020
                                                            Form 10-Q for
Quarterly Period Ended June 30, 2020
                                                            Filed August 11,
2020
                                                            File No. 000-16867

       Dear Mr. Correll:

              We have reviewed your September 3, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 21, 2020 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Note 2. Investments

   1. We note your response to prior comment 2, including your proposed disclosure in Exhibit
                                                        B for investment real
estate. Please address the following:

                                                              Tell us how you
considered the guidance in ASC 360-10-35-44 upon your change in classification from
held-for-sale to held-for-investment;
                                                              Notwithstanding
your net real estate sales of $3,418,671 for the six months ended
                                                            June 30, 2020, it
appears that you reclassified a significant amount of raw land to land with minerals
and royalty interests. If this is true, revise your proposed
 Jesse Correll
FirstName
UTG, Inc. LastNameJesse Correll
Comapany 30,
September  NameUTG,
               2020 Inc.
September
Page  2    30, 2020 Page 2
FirstName LastName
              disclosure in Exhibit B to clarify why you made such a reclassification. If this is not true, tell us why these balances changed; and
                Tell us why the fair value of your investment in real estate was $85,158,424 at both
              December 31, 2019 and June 30, 2020 when you sold $3,418,671 of these investments during this six-month period.

         Provide us with your revised disclosures as appropriate.

Note 3. Fair Value Measurements

2. We note your response to prior comment 4, including in your proposed disclosure in
         Exhibit C that includes common stock categorized as Level 3 within the fair value hierarchy for investments valued at net asset value. Please tell how these investments comply with ASC 820-10-15-4 and 15-5, remove these investments from your Level 3 disclosures as required by ASC 820-10-35-54B, as appropriate, and provide the disclosures required by ASC 820-10-50-6A. Provide us with your proposed disclosures.

3. We note your response to prior comment 6 and that approximately $9 million or 77% of unrealized losses of $11,738,163 for the six months ending June 30, 2020 related to one equity security classified as a Level 1. We also note that excluding Level 3 equity security sales of $10,450,468, that remaining common stock sales for Levels 1 and 2 were
         $5,736,337 for the six months ending June 30, 2020 based on activity disclosed in the statement of cash flows and that, based on your original Level 3 rollforward disclosure on page 16 of your June 30, 2020 Form 10-Q depicting no realized gains or losses, your realized gains of $8,615,617 related to Levels 1 and 2 investments. Considering the significant unrealized losses related to one security and the significant gain on equity securities sold, please address the following:

                Given that your proposed revised disclosure in Exhibit C of your response indicates that the $139,588 loss recognized during the first six months of 2020 includes both realized and unrealized gains/losses, tell us how much of the $8,615,617 total realized gains on equity securities relates to Level 3 investments at fair value and your investments carried at net asset value;
                Tell us the circumstances that resulted in a realized gain of $8,615,617 and how you calculated those gains, including the nature of the underlying investments;
                Tell us why it is appropriate to disclose realized investment gains or losses for your investments in equity securities when ASC 321-10-40-1 indicates that the sale of an equity security does not necessarily give rise to a gain or loss given that all changes in an equity security's fair value are reported in earnings as they occur;
                Tell us how your proposed disclosure provides the information required by ASC 321-
              10-50-4 of:
                o Net gains and losses recognized during the period on equity securities; less
                o Net gains and losses recognized during the period on equity securities sold
 Jesse Correll
UTG, Inc.
September 30, 2020
Page 3

                   during the period; resulting in
                 o Net unrealized gains and losses recognized during the period on equity securities still held at the end of the period; and
                Tell us and disclose in future filings, vulnerabilities due to concentrations of your investments, including individual holdings relative to the total carrying value of your equity securities. Refer to ASC 275-10-50.

         Provide us with your proposed disclosure. In your response, separately provide us a rollforward of your equity securities investments from December 31, 2019 through June
         30, 2020 that separately depicts those in Level 1, Level 2, Level 3 and carried at net asset value. In the rollforward separately present:

                The balances at December 31, 2019;
                Investment purchases (the total of which tying to the amount presented in your cash flow statement);
                Investment sales (the amount of which tying to the amount presented in your cash flow statement);
                Realized gains/losses;
                Unrealized gains/losses;
                Any transfers between Levels in the fair value hierarchy or carried at net asset value;
              and
                The balances at June 30, 2020.

       You may contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions.



FirstName LastNameJesse Correll                                 Sincerely,
Comapany NameUTG, Inc.
                                                                Division of
Corporation Finance
September 30, 2020 Page 3                                       Office of
Finance
FirstName LastName